                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

              NEWSTAR MEDIA INC. (f/k/a DOVE ENTERTAINMENT, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  652503 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mr. Terrence A. Elkes                                 Peter D. Weinstein, Esq.
500 5th Avenue                                        Morrison, Cohen, Singer &
Suite #3520                                           Weinstein, LLP
New York, NY 10110                                    750 Lexington Avenue
                                                      New York, NY  10022
                                                      Telephone 212/735-8680

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                      13D
CUSIP
No. 652503103


Page 2 of 39 Pages

-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                          Media Equities International, LLC
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*                                                     00
-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                       / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                           New York

-------------------------------------------------------------------------------
                 7     Sole Voting Power
                          7,642,042 shares                              34.3%
              -----------------------------------------------------------------
  Number of      8     Shared Voting Power
   Shares                 0 shares                                         0%
Beneficially  -----------------------------------------------------------------
 Owned By
   Each          9     Sole Dispositive Power
 Reporting                7,642,042 shares                              34.3%
  Person      -----------------------------------------------------------------
   With
                 10    Shared Dispositive Power
                          0 shares                                         0%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                          16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                          74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                          OO
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 3 of 39 Pages

-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                          Apollo Partners LLC
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                       / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                        Connecticut

-------------------------------------------------------------------------------
                  7    Sole Voting Power
                          0 shares                                         0%
              -----------------------------------------------------------------
 Number of        8    Shared Voting Power
  Shares                  7,642,042 shares                              34.3%
Beneficially
 Owned By    -----------------------------------------------------------------
    Each          9    Sole Dispositive Power
 Reporting                0 shares                                         0%
  Person
   With       -----------------------------------------------------------------
                  10   Shared Dispositive Power
                          7,642,042 shares                              34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                          16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                          74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                          OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 4 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                          Terrence A. Elkes
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                       / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                        4,009,848 shares                                18.0%
              -----------------------------------------------------------------
 Number of       8    Shared Voting Power
  Shares                7,642,042 shares                                34.3%
Beneficially  -----------------------------------------------------------------
  Owned By
   Each          9    Sole Dispositive Power
 Reporting               4,009,848 shares                               18.0%
  Person      -----------------------------------------------------------------
   With
                 10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                         74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 5 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                          Kenneth F. Gorman
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                       United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                          4,009,847 shares                              18.0%
              -----------------------------------------------------------------

                 8    Shared Voting Power
  Number of              7,642,042 shares                               34.3%
   Shares     -----------------------------------------------------------------
Beneficially
 Owned By        9    Sole Dispositive Power
   Each                  4,009,847 shares                               18.0%
 Reporting    -----------------------------------------------------------------
  Person
   With          10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                          16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                          74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 6 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                      H.A.M. Media Group, LLC
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                           New York

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         0 shares                                          0%
              -----------------------------------------------------------------
 Number of
  Shares         8    Shared Voting Power
Beneficially             7,642,042 shares                               34.3%
 Owned By     -----------------------------------------------------------------
   Each
 Reporting       9    Sole Dispositive Power
  Person                 0  shares                                         0%
   With       -----------------------------------------------------------------
                 10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                         74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                         OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 7 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                            John T. Healy
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         PF, OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         5,000 shares                                    0.1%
              -----------------------------------------------------------------
 Number of
  Shares         8    Shared Voting Power
Beneficially             7,642,042 shares                               34.3%
  Owned By    -----------------------------------------------------------------
    Each
 Reporting       9    Sole Dispositive Power
   Person                5,000 shares                                    0.1%
    With      -----------------------------------------------------------------
                 10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                         74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 8 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                            Bruce Maggin
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         PF, OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7   Sole Voting Power
                        32,500 shares                                    0.1%
              -----------------------------------------------------------------
 Number of       8    Shared Voting Power
  Shares                 7,642,042 shares                               34.3%
Beneficially  -----------------------------------------------------------------
 Owned By
  Each           9    Sole Dispositive Power
 Reporting                32,500 shares                                  0.1%
  Person      -----------------------------------------------------------------
   With
                 10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                         74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                         IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 9 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Ronald Lightstone
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         PF,00

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                      United States

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         964,920 shares                                  4.3%
              -----------------------------------------------------------------
 Number of
   Shares        8    Shared Voting Power
Beneficially             7,642,042 shares                               34.3%
  Owned By    -----------------------------------------------------------------
   Each
 Reporting       9    Sole Dispositive Power
   Person                 964,920 shares                                 4.3%
    With      -----------------------------------------------------------------

                 10   Shared Dispositive Power
                         7,642,042 shares                               34.3%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                          74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                          IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 10 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                            Elkes Limited Partnership
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         OO

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                          Delaware

-------------------------------------------------------------------------------
                 7   Sole Voting Power
                        4,009,848 shares                               18.0%
              -----------------------------------------------------------------
 Number of       8    Shared Voting Power
  Shares                0 shares                                          0%
Beneficially  -----------------------------------------------------------------
 Owned By
  Each           9    Sole Dispositive Power
 Reporting              4,009,848 shares                               18.0%
  Person      -----------------------------------------------------------------
   With
                 10   Shared Dispositive Power
                         0 shares                                         0%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                         74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP
No. 652503103

Page 11 of 39 Pages
-------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Gorman Limited Partnership
-------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group*          (a)   / /
                                                                 (b)   / /
-------------------------------------------------------------------------------
 3    SEC Use Only

-------------------------------------------------------------------------------
 4    Source of Funds*         00

-------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                           Delaware

-------------------------------------------------------------------------------
                 7    Sole Voting Power
                         4,009,847 shares                               18.0%
              -----------------------------------------------------------------
 Number of
   Shares        8    Shared Voting Power
Beneficially             0 shares                                          0%
  Owned By    -----------------------------------------------------------------
   Each
 Reporting       9    Sole Dispositive Power
   Person                4,009,847 shares                               18.0%
    With      -----------------------------------------------------------------

                 10   Shared Dispositive Power
                         0 shares                                          0%
-------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person
                         16,646,068 shares
-------------------------------------------------------------------------------
 12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
 13   Percent of Class Represented by Amount in Row (11)
                          74.7%
-------------------------------------------------------------------------------
 14   Type of Reporting Person*
                          PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement, dated January 8, 1999 constitutes Amendment No. 4 to the
Schedule 13D, dated March 28, 1997, regarding the reporting persons' ownership of certain securities of NewStar Media Inc. (formerly known as Dove Entertainment, Inc.) (the "Issuer").


ITEM 1.  Security and Issuer

         (a) Common Stock, $0.01 par value per share (CUSIP No. 652503 10 3) ("Common Stock").

         (b) Warrants ("Warrant") entitling the holder to purchase an aggregate of 3,000,000 shares of Common Stock, exercisable immediately upon issuance, pursuant to which the following exercise prices and expiration dates are applicable, respectively, with respect to three equal tranches of the underlying shares of Common Stock: (i) $2.00 per share with an expiration date of March 27, 2000; (ii) $2.50 per share with an expiration date of March 27, 2000; and (iii) $3.00 per share with an expiration date of March 27, 2001.

         (c) Series B Preferred Stock, $0.01 par value (the "Series B Preferred Stock") entitling the holder to convert one share of Series B Preferred Stock into 500 shares of Common Stock (subject to adjustment),following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series B Preferred Stock, subject to certain conditions. The holders of the Series B Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer except with respect to voting for the election of directors, in which case, so long as the reporting persons hereunder own at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety) and so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock are entitled to elect one third of the directors of the Issuer.

         (d) Series C Preferred Stock, $0.01 par value (the "Series C Preferred Stock") entitling the holder to convert one share of Series C Preferred Stock into 500 shares of Common Stock (subject to adjustment), following the date of six months after issuance, at a conversion price of $2.00 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series C Preferred Stock, subject to certain conditions. The holders of the Series C Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer.

         (e) Series D Preferred Stock, $0.01 par value (the "Series D Preferred Stock") entitling the holder to convert one share of Series D Preferred Stock into 1.20497 shares of Common Stock, at a conversion price of $3.31958 per share, and redeemable at the option of the Issuer, in whole or in part, at any time after the fifth anniversary of the date of the Certificate of Determination relating to the issuance of the Series D Preferred Stock, subject to certain conditions. The holders of the Series D Preferred Stock are entitled to vote as a single class together with all other voting classes and stock on all actions to be taken by the stockholders of the Issuer. The Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are sometimes referred to herein as the "Preferred Stock".

         (f)      NewStar Media Inc.
                  8955 Beverly Boulevard
                  Los Angeles, California 90048


ITEM 2.  Identity and Background

1.

         (a) Media Equities International, LLC ("Media Equities"), a limited liability company organized under the limited liability company laws of the State of New York.

         (b)      Address: 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business:  Investments and consulting.

         (d) Within the last five (5) years, Media Equities has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Media Equities has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         The members of Media Equities are Apollo Partners LLC, H.A.M. Media Group LLC and Ronald Lightstone.

2.

         (a) Apollo Partners LLC ("Apollo"), a limited liability company organized under the Limited Liability Company Act of the State of Connecticut, and a member of Media Equities.

         (b)      Address:  500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business: Investments

         (d) Within the last five (5) years, Apollo has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, Apollo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

Terrence A. Elkes and Kenneth F. Gorman are the members and managers of Apollo.


3.

         (a)      Terrence A. Elkes

         (b) Address: Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal occupation: Investor

         (d) Within the last five (5) years, Terrence Elkes has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Terrence Elkes has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship: United States.


Terence A. Elkes is a manager of Media Equities, a member and manager of Apollo, the managing general partner of Elkes Limited Partnership, and the Chairman of the Board of Directors of the Issuer.


4.

         (a)      Kenneth F. Gorman

         (b) Address: Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal occupation: Investor

         (d) Within the last five (5) years, Kenneth Gorman has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Kenneth Gorman has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Kenneth F. Gorman is a manager of Media Equities, a member and manager of Apollo, the managing general partner of Gorman Limited Partnership, and the Vice-Chairman of the Board of Directors of the Issuer.


5.

         (a) H.A.M. Media Group LLC ("H.A.M. Media"), a limited liability company organized under the Limited Liability Company Law of the State of New York and a member of Media Equities.

         (b)      Address: 305 Madison Avenue, Suite 3016, New York, New York
                  10017

         (c)      Principal business: Investments

         (d) Within the last five (5) years, H.A.M. Media has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, H.A.M. Media has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

John T. Healy and Bruce Maggin are the members and managers of H.A.M. Media.


6.

         (a)      John T. Healy

         (b) Address: H.A.M. Media Group, 305 Madison Avenue, Suite 3016, New York, New York 10017

         (c)      Principal occupation: Investor

         (d) Within the last five-(5) years, John Healy has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, John Healy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship: United States.

John T. Healy is a manager of Media Equities, a member and manager of H.A.M. Media, and a director of the Issuer.


7.

         (a)      Bruce Maggin

         (b) Address: H.A.M. Media Group, 305 Madison Avenue, Suite 3016, New York, New York 10017

         (c)      Principal occupation: Investor

         (d) Within the last five (5) years, Bruce Maggin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Bruce Maggin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.


Bruce Maggin is a manager of Media Equities, a member and manager of H.A.M. Media, and a director of the Issuer.


8.

         (a)      Ronald Lightstone

         (b) Address: NewStar Media Inc., 8955 Beverly Boulevard, Los Angeles, California 90048

         (c) Principal occupation: President and Chief Executive Officer of the Issuer

         (d) Within the last five (5) years, Ronald Lightstone has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors, if any).

         (e) Within the last five (5) years, Ronald Lightstone has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

         (f)      Citizenship:  United States.

Ronald Lightstone is a member and manager of Media Equities, and is the President and Chief Executive Officer and a director of the Issuer.


9.

         (a) Elkes Limited Partnership ("ELP"), a limited partnership organized under the limited partnership laws of the State of Delaware.

         (b) Address: c/o Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business: Investments

         (d) Within the last five (5) years, ELP has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, GLP has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

The managing general partner of ELP is Terrence A. Elkes.


10.

         (a) Gorman Limited Partnership ("GLP"), a limited partnership organized under the limited partnership laws of the State of Delaware.

         (b) Address: c/o Apollo Partners, 500 5th Avenue, Suite #3520, New York, NY 10110

         (c)      Principal Business: investments

         (d) Within the last five (5) years, GLP has not been convicted in any criminal proceeding.

         (e) Within the last five (5) years, GLP has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation with respect to such laws.

The managing general partner of GLP is Kenneth F. Gorman.


ITEM 3.  Source and Amount of Funds or Other Consideration.


(a) Media Equities obtained funds for the purchase of the securities from its working capital, which in turn was obtained from contributions from the individual reporting persons from personal funds. The amount of funds used in making each of the purchases, respectively, pursuant to each of the Stock Purchase Agreement, the Securities Purchase Agreement, the First Securities Purchase Agreement, and the Second Securities Purchase Agreement, respectively (see Item 4 herein), is set forth below:


                        NAME                     AMOUNT OF CONSIDERATION
                        ----                     -----------------------
                   Media Equities                       $4,002,000
                   Media Equities                       $3,086,000
                   Media Equities                       $  100,000
                   Media Equities                       $  250,000


In addition to the securities purchased pursuant to each of the Stock Purchase Agreement, the Securities Purchase Agreement, the First Securities Purchase Agreement and the Second Securities Purchase Agreement, Media Equities has acquired (i) 308,028 shares of Common Stock from the Issuer as payment of the consulting fees payable by the Issuer to Media Equities pursuant to the Consulting Agreement (including those payments which were to have been made in cash) (see Item 4 herein), (ii) 34,014 shares of Common Stock from the Issuer as payment of a guarantee fee payable by the Issuer to Media Equities and (iii) 582,000 shares of Common Stock as payment of accrued dividends on the referred Stock. The amount of the consideration for the acquisition of such securities is set forth below:

                        NAME                     AMOUNT OF CONSIDERATION
                        ----                     -----------------------
                   Media Equities                       $300,000
                   Media Equities                       $ 50,000
                   Media Equities                       $695,552

(b) ELP obtained funds for the purchase of shares from its working capital, which in turn was obtained from contributions from its partners (Terrence Elkes and Kenneth Gorman), from personal funds. The amount of funds used in making the purchases pursuant to each of the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement and on December 31, 1998, respectively (see Item 4 herein) is set forth below:


                              NAME                AMOUNT OF CONSIDERATION
                              ----                -----------------------
                   Elkes Limited Partnership            $2,500,000
                   Elkes Limited Partnership            $  153,000
                   Elkes Limited Partnership            $  250,000


(c) GLP obtained funds for the purchase of shares from its working capital, which in turn was obtained from contributions from its partners (Kenneth Gorman and Terrence Elkes), from personal funds. The amount of funds used in making the purchases pursuant to each of the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement and on December 31, 1998, respectively (see Item 4 herein), is set forth below:


                              NAME               AMOUNT OF CONSIDERATION
                              ----               -----------------------
                   Gorman Limited Partnership           $2,500,000
                   Gorman Limited Partnership           $  153,000
                   Gorman Limited Partnership           $  250,000

(d) Pursuant to his employment agreement with the Issuer, Ronald Lightstone is to receive 400,000 shares of Common Stock. As of the date of this filing, 200,000 of such shares have vested and 22,222 will vest within the next 60 days. Ronald Lightstone, pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement, purchased 347,705 shares of Common Stock from the Issuer for $500,000, which funds were his personal funds. On December 31, 1998, Mr. Lightstone acquired an additional 347,705 shares of Common Stock to effect a change in the purchase price of the 347,705 shares previously purchased. Ronald Lightstone, pursuant to the Second Elkes/Gorman/Lightstone Purchase Agreement, purchased 47,288 shares of Common Stock from the Issuer for $34,000, which funds were his personal funds.

ITEM 4.  Purpose of Transaction.


         The reporting persons acquired their shares for purposes of investment. By virtue of the transactions described herein, Media Equities may be deemed to control the Issuer.

         On March 27, 1997, Media Equities entered into the Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which it became obligated, subject to the terms and conditions therein, to purchase the Series B Preferred Stock and Warrants of the Issuer. The transaction contemplated two closings for the purchase of the securities. The first closing occurred March 28, 1997 pursuant to which Media Equities purchased (a) 3,000 shares of Series B Preferred Stock and (b) a Warrant to purchase 1,500,000 shares of Common Stock, of the Issuer. The second closing occurred in two parts, the first on May 15, 1997 pursuant to which Media Equities purchased (a) 250 shares of Series B Preferred Stock, and (b) a Warrant to purchase 125,000 shares of Common Stock, of the Issuer, and the second on June 3, 1997 pursuant to which Media Equities purchased (a) 750 shares of Series B Preferred Stock, and (b) a Warrant to purchase 375,000 shares of Common Stock, of the Issuer.

         Media Equities and certain other purchasers entered into a pledge agreement, dated March 27, 1997, with the Issuer pursuant to which it agreed to pledge certain of the shares of Series B Preferred Stock as collateral to secure the payment for the securities to be purchased in the second closing, described above. The Pledge Agreement was terminated upon completion of the second closing.

         Pursuant to the terms of the Stock Purchase Agreement and the terms of the Series B Preferred Stock, so long as Media Equities owns 750,000 shares of Common Stock of the Issuer (assuming for these purposes that the shares of Preferred Stock were converted in their entirety), (i) so long as Media Equities holds a majority of the initially issued shares of Series B Preferred Stock, the holders of the Series B Preferred Stock have the right to elect one third of the board of directors, and (ii) if Media Equities no longer owns a majority of the initially issued shares of the Series B Preferred Stock, Media Equities has the right to nominate, and the Issuer is obligated to use its best efforts to have elected as management nominees, one third of the Board of Directors of the Issuer. The Stock Purchase Agreement fixes the number of directors at nine. In addition, in the event of the default by the Issuer in the observance of certain covenants enumerated in the Stock Purchase Agreement, Media Equities has the right to appoint two additional directors, effectively giving Media Equities the right to nominate a majority of the Board of Directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until Media Equities no longer owns at least 750,000 shares of Common Stock (assuming for these purposes that the shares of Series B Preferred Stock were converted in their entirety).

         In connection with the transaction pursuant to the Stock Purchase Agreement, in order to fulfill the Issuer's obligations, the number of directors constituting the Board was increased from six to nine, and Messrs. Gorman, Maggin and Lightstone were elected to the Board of Directors of the Issuer.

         The Stock Purchase Agreement also provides that one of the Media Equities' nominee directors shall be a member of the Executive Committee. The current nominee to the executive committee of the Board of Directors is Ronald Lightstone.

         Concurrently with the initial closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement"), dated March 27, 1997, among Media Equities, Michael Viner ("Viner") and Deborah Raffin ("Raffin", and together with Viner, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section 6.3 or 7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer.

         Pursuant to the Stock Purchase Agreement, Media Equities entered into a three-year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay Media Equities annual compensation in the amount of $300,000 per year as follows:
$200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears.

         Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Series B Preferred Stock or Series C Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement.

         On June 13, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated June 10, 1997 (the "Securities Purchase Agreement") between Media Equities, Viner and Raffin pursuant to which Media Equities purchased from Viner and Raffin (i) Warrants to purchase 825,000 shares of Common Stock, (ii) 1,570 shares of Series C Preferred Stock, (iii) 214,113 shares of Series D Preferred Stock and (iv) 500,000 shares of Common Stock of the Issuer. Pursuant to the terms of the Securities Purchase Agreement, Media Equities was also granted a right of first refusal for the three year period ending on the third anniversary of the date of the Securities Purchase Agreement, to purchase from Viner and Raffin any shares of Common Stock which they desire to transfer, including shares of Common Stock which they propose to sell through market transactions. Additionally, pursuant to the Securities Purchase Agreement, Viner and Raffin have assigned all of their respective rights under the Registration Rights Agreement to Media Equities. Concurrently with the closing under the Securities Purchase Agreement, Viner and Raffin entered into an Employment Termination Agreement under which each resigned as an officer and director of the Issuer. Following such resignation, Terrence A. Elkes and John T. Healy were elected to the Board of Directors of the Issuer. As a result, representatives of Media Equities constitute five directors out of the entire Board which consists of seven directors. Additionally, Ronald Lightstone was appointed Chief Executive Officer of the Issuer.

         By virtue of the transactions consummated pursuant to the Securities Purchase Agreement certain of the ancillary agreements described above previously entered into by the reporting persons pursuant to the Stock Purchase Agreement may have been rendered inapplicable with respect to certain securities of the Issuer held by such reporting persons.

         On August 15, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement, dated August 15, 1997 (the "First Securities Purchase Agreement") between Media Equities and Howard Gittis ("Gittis") pursuant to which Media Equities purchased from Gittis (i) Warrants to purchase 50,000 shares of Common Stock and (ii) 100 shares of Series C Preferred Stock.

         On August 22, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated August 22, 1997 (the "Second Securities Purchase Agreement") between Media Equities and Al Bussen ("Bussen"), pursuant to which Media Equities purchased from Bussen (i) Warrants to purchase 125,000 shares of Common Stock and (ii) 250 shares of Series C Preferred Stock, of the Issuer.

         Pursuant to guaranty agreements, each dated as of November 4, 1997, each of Messrs. Elkes, Gorman, Healy, Lightstone and Maggin have agreed to guaranty the obligations of the Issuer under the Issuer's credit facility with the Chase Manhattan Bank, in an amount not to exceed the lesser of $4,000,000 and the outstanding principal of and any interest on all loans made under such credit facility in excess of the borrowing base (which borrowing base will be equal to or less than $6,000,000). The Issuer is not permitted to borrow any amounts under such credit facility in excess of the borrowing base without the prior written approval of Media Equities. The Issuer has agreed to pay Media Equities a fee of $50,000 for such guaranty by its principals.

         On July 8, 1998, Media Equities agreed to accept payment of accrued dividends on the Preferred Stock for year ended December 31, 1997 in the form of Common Stock. On July 30, 1998, Media Equities agreed to accept payment of accrued dividends on the Preferred Stock for the quarter ended March 31, 1998 and June 30, 1998 in the form of Common Stock. The aggregate amount of accrued dividends (plus accrued interest) was $588,897. On August 17, 1998 Media Equities acquired 392,854, shares of Common Stock as payment of such accrued dividends. On November 11, 1998, Media Equities agreed to accept payment of accrued dividends on the Preferred Stock for the quarter ended September 30, 1998. The aggregate amount of accrued dividends was $ $106,655. In December 1998, Media Equities acquired 189,146 shares of Common Stock as payment of such accrued dividends.

         Ronald Lightstone and the Issuer are parties to an employment agreement, dates as of February 4, 1998. Mr. Lightstone is employed as the President and Chief Executive Officer of the Issuer. The term of Mr. Lightstone's employment agreement commenced on June 10, 1997 and ends on June 10, 1999. Pursuant to the agreement Mr. Lightstone was granted 400,000 shares of Common Stock, ownership of which will vest over a three year period (1/36 of such shares vesting each month), commencing July 1997. As of the date of this filing 200,000 shares of such employment agreement shares have vested and an additional 22,222 will vest within 60 days.

         On August 31, 1998, Ronald Lightstone, ELP, and GLP consummated the transactions contemplated by a Stock Purchase Agreement dated as of July 30, 1998 among the Issuer, Apollo and Mr. Lightstone (the "First Elkes/Gorman/Lightstone Purchase Agreement") pursuant to which (i) ELP, as assignee of Apollo, purchased 1,738,526 shares of Common Stock from the Issuer for a cash purchase price of $2,500,000, (ii) GLP, as assignee of Apollo, purchased 1,738,526 shares of Common Stock from the Issuer for a cash purchase price of $2,500,000 and (iii) Mr. Lightstone purchased 347,705 shares of Common Stock from the Issuer for a cash purchase price of $500,000. In the event of the default by the Issuer in the observance of certain covenants enumerated in the First Elkes/Gorman/Lightstone Purchase Agreement, ELP, GLP, and Mr. Lightstone have the right to appoint two additional directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until they no longer own at least 750,000 shares of Common Stock. Pursuant to the First

Elkes/Gorman/Lightstone Stock Purchase Agreement, ELP, GLP and Mr. Lightstone were also granted registration rights pursuant to which the Issuer has agreed to prepare and file with the Securities and Exchange Commission one or more registration statements providing for the sale of the shares purchased pursuant to such agreement.

         On November 16, 1998, Ronald Lightstone, ELP, and GLP consummated the transactions contemplated by a Stock Purchase Agreement dated as of November 12, 1998 among the Issuer, Apollo and Mr. Lightstone (the "Second Elkes/Gorman/Lightstone Purchase Agreement") pursuant to which (i) ELP, as assignee of Apollo, purchased 212,796 shares of Common Stock from the Issuer for a cash purchase price of $153,000, (ii) GLP, as assignee of Apollo, purchased 212,795 shares of Common Stock from the Issuer for a cash purchase price of $153,000 and (iii) Mr. Lightstone purchased 47,288 shares of Common Stock from the Issuer for a cash purchase price of $34,000. In the event of the default by the Issuer in the observance of certain covenants enumerated in the Second Elkes/Gorman/Lightstone Purchase Agreement, ELP, GLP, and Mr. Lightstone have the right to appoint two additional directors, which directors shall continue to serve until the earlier of the next occurring annual meeting of the shareholders of the Issuer following the cure of any default or until they no longer owns at least 750,000 shares of Common Stock. Pursuant to the Second Elkes/Gorman/Lightstone Stock Purchase Agreement, ELP, GLP and Mr. Lightstone were also granted registration rights pursuant to which the Issuer has agreed to prepare and file with the Securities and Exchange Commission one or more registration statements providing for the sale of the shares purchased pursuant to such agreement.

         The Second Elkes/Gorman/Lightstone Purchase Agreement provides that ELP, GLP and Lightstone have the option to adjust the purchase price of the Common Stock purchased by them under the First Elkes/Gorman/Lightstone Purchase Agreement to a price equal to $0.719 per share. Such right was effective during the period November 16, 1998 to January 10, 1999. In December, 1998, ELP, GLP, and Mr. Lightstone elected to exercise their right to adjust the purchase price. Accordingly, to effect such adjustment in the purchase price, on December 31, 1998, ELP, received 1,738,526 shares of Common Stock, GLP received 1,738,526 shares of Common Stock and Ronald Lightstone received 347,705 shares of Common stock.

         On December 31, 1998, ELP purchased from the Issuer 320,000 shares of Common Stock for $250,000. On December 31, 1998, GLP purchased from the Issuer 320,000 shares of Common Stock for $250,000.


ITEM 5.  Interests in Securities of the Issuer.

The following list sets forth the aggregate number and percentage of outstanding shares of Common Stock owned beneficially (within the meaning of Rule 13d-3 and the Securities Exchange Act of 1934) by each reporting person named in Item 2, as of December 31, 1998:


            NAMES                      SHARES OF         PERCENTAGE OF SHARES
                                     COMMON STOCK           OF COMMON STOCK
                                     BENEFICIALLY        BENEFICIALLY OWNED (3)
                                     OWNED (1)(2)
-------------------------------- --------------------- ------------------------
Media Equities (4)                    16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Apollo (5)                            16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Terrence A. Elkes (5)                 16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Kenneth F. Gorman (5)                 16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
H.A.M. Media (5)                      16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
John T. Healy (6)                     16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Bruce Maggin(7)                       16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Ronald Lightstone(8)                  16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Elkes Limited Partnership(9)          16,646,068                 74.7%
-------------------------------- --------------------- ------------------------
Gorman Limited Partnership (10)       16,646,068                 74.7%
-------------------------------- --------------------- ------------------------


(1) (a) Media Equities owns directly (i) 1,424,042 shares of Common Stock, (ii) 3,000,000 shares of Common Stock issuable upon exercise of Warrants, (iii) the equivalent of 2,000,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series B Preferred Stock, (iv) the equivalent of 960,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, calculated based on a conversion ratio of 500 shares of Common Stock to one share of Series C Preferred Stock and (v) 258,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock, calculated based on a conversion ratio of 1.20497 shares of Common Stock to one share of Series D Preferred Stock.

     (b) ELP owns directly 4,009,848 shares of Common Stock.

     (c) GLP owns directly 4,009,847 shares of Common Stock.

     (d) Ronald Lightstone owns directly 964,920 shares of Common Stock. Mr. Lightstone has the right to receive an additional 177,778 shares on Common Stock pursuant to his Employment Agreement. Because those shares have not yet vested and will not vest within 60 days from the date of this filing those shares have not been included as being beneficially owned by Mr. Lightstone.

     (e) Bruce Maggin owns directly 32,500 shares of Common Stock.

     (f) John T. Healy owns directly 5,000 shares of Common Stock.

     For purposes of this filing, all reporting persons have been deemed to beneficially own all of the shares set forth in this note (1).

(2) Does not include shares of Common Stock to be acquired by Media Equities pursuant to the Consulting Agreement referred to in Item 6(g), the amount of which is indeterminable as of the date hereof.

(3) For purposes of calculating the percentage of shares beneficially owned, the following shares are deemed to be outstanding for all reporting persons, for all purposes: (i) 11,337,625, as reported in the Issuer's 10-QSB for the quarter ended September 30, 1998; (ii) 59,260 shares that have vested pursuant to Mr. Lightstone's employment agreement but were not included in the number of shares in (i) above; (iii) 22,222 shares that will vest pursuant to Mr. Lightstone's employment agreement within 60 days from the date of this filing; (iv) 189,146 shares issued as dividends on Preferred Stock that were not included in the number of shares in (i) above; (v) 3,000,000 shares issuable upon exercise of warrants; (vi) 2,000,000 shares issuable upon conversion of Series B Preferred Stock;
     (vii) 960,000 shares issuable upon conversion of Series C Preferred Stock;
     (viii) 258,000 shares issuable upon conversion of Series D Preferred Stock;
     (ix) 1,738,526 shares which Elkes Limited Partnership acquired from the Issuer on December 31, 1998 to effect the change in the purchase price of shares previously purchased by Elkes Limited Partnership; (x) 1,738,526 shares which Gorman Limited Partnership acquired from the Issuer on December 31, 1998 to effect the change in the purchase price of shares previously purchased by Gorman Limited Partnership, (xi) 347,705 shares which Mr. Lightstone acquired from the Issuer on December 31, 1998, to effect the change in the purchase price of shares previously purchased by Mr. Lightstone, (xii) 320,000 shares acquired by Elkes Limited Partnership from the Issuer on December 31, 1998 and (xiii) 320,000 shares acquired by Gorman Limited Partnership from the Issuer on December 31, 1998. Accordingly, for purposes of calculating the percentage of shares beneficially owned, the total number of outstanding shares is deemed to be 22,191,010.

(4) Media Equities, disclaims beneficial ownership of the shares of Common Stock referred to in note (1)(b),(c),(d),(e), and (f).

(5) Each of Apollo, H.A.M., Terrance Elkes and Kenneth Gorman disclaims beneficial ownership of the shares of Common Stock referred to in note (1).

(6) John T. Healy disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(d), and (e).

(7) Bruce Maggin disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(d), and (f).

(8) Ronald Lightstone disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(c),(e), and (f).

(9) ELP disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(c),(d),(e), and (f).

(10) GLP disclaims beneficial ownership of the shares of Common Stock referred to in note (1) (a),(b),(d),(e), and (f).

         (b) Media Equities has sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to under note (1)(a) in the foregoing chart.

                  By virtue of being a member of Media Equities, Apollo may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  By virtue of being a member and a manager of Apollo and a manager of Media Equities, Terrence A. Elkes may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. In addition, by virtue of being the managing general partner of ELP, Mr. Elkes has sole power to cast all votes to which ELP has the right to cast and has sole power to dispose of all shares of Common Stock directly owned by ELP (i.e. those shares referred to in note (1)(b) of the foregoing chart).

                  By virtue of being a member and a manager of Apollo and a manager of Media Equities, Kenneth F. Gorman may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. In addition, by virtue of being the managing general partner of GLP, Mr. Gorman has sole power to cast all votes to which GLP has the right to cast and has sole power to dispose of all shares of Common Stock directly owned by GLP (i.e. those shares referred to in note (1)(c) of the foregoing chart).

                  By virtue of being a member of Media Equities, H.A.M. Media may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities.

                  By virtue of being a member and a manager of H.A.M. Media and a manager of Media Equities, John T. Healy may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. John T. Healy has sole power to vote and dispose of 5,000 shares of the Common Stock, representing less than 0.1% of the outstanding Common Stock.

                  By virtue of being a member and manager of H.A.M. Media and a manager of Media Equities, Bruce Maggin may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. Bruce Maggin has sole power to vote and dispose of 32,500 shares of the Common Stock, representing less than 0.1% of the outstanding Common Stock.

                  By virtue of being a member and a manager of Media Equities, Ronald Lightstone may be deemed to have shared power to cast all votes to which Media Equities has the right to cast, and may be deemed to have shared power to dispose of all shares of Common Stock beneficially owned by Media Equities. Ronald Lightstone has sole power to vote and dispose of all shares Common Stock. referred to in note (1)(d) of the foregoing chart.

                  ELP has the sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to in note (1)(b) in the foregoing chart.

                  GLP has the sole power to cast all votes and sole power to dispose of all shares, with respect to the Common Stock referred to in note (1)(c) in the foregoing chart.


         (c) The following is a description of all transactions in the Common Stock, Warrants and Preferred Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from March 28, 1997 through December 31, 1998 inclusive.

                                                                              28

          NAME OF                     DATE OF                     SECURITIES                PURCHASE PRICE
       SHAREHOLDER                  ACQUISITION                    ACQUIRED
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  3/28/97                Warrant to purchase             $    1,500
                                                             1,500,000 shares of
                                                              Common Stock (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  3/28/97                  3,000 shares of               $3,000,000
                                                             Series B Preferred
                                                                 Stock (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  5/13/97                Warrant to purchase             $      125
                                                              125,000 shares of
                                                               Common Stock (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  5/13/97               250 shares of Series             $  250,000
                                                              B Preferred Stock
                                                                    (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  6/3/97                 Warrant to purchase             $      375
                                                              375,000 shares of
                                                               Common Stock (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  6/3/97                750 shares of Series             $  750,000
                                                              B Preferred Stock
                                                                    (1)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  6/13/97               Warrant to purchase              $1,570,000
                                                             825,000 shares of
                                                              Common Stock and
                                                              1,570 shares of
                                                             Series C Preferred
                                                                  Stock (2)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  6/13/97                  214,113 shares of             $  516,000
                                                              Series D Preferred
                                                                   Stock (2)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  6/13/97                 500,000 shares of              $1,000,000
                                                               Common Stock (2)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  8/15/97                Warrant to purchase             $  100,000
                                                               50,000 shares of
                                                               Common Stock and
                                                            100 shares of Series
                                                              C Preferred Stock
                                                                    (3)
---------------------------- -------------------------- ----------------------------- --------------------------



---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  8/22/97                Warrant to purchase             $  250,000
                                                              125,000 shares of
                                                               Common Stock and
                                                             250 shares of Series
                                                              C Preferred Stock
                                                                    (4)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  8/17/98                 68,028 shares of               $  100,000
                                                              Common Stock (5)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  8/17/98                 34,014 shares of               $   50,000
                                                              Common Stock (6)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  8/17/98                392,854 shares of               $  588,897
                                                              Common Stock (7)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                  5/22/98                240,000 shares of               $  200,000
                                                              Common Stock (8)
---------------------------- -------------------------- ----------------------------- --------------------------
      Media Equities                 11/11/98                189,146 shares of               $  106,655
                                                              Common Stock (9)
---------------------------- -------------------------- ----------------------------- --------------------------
     Ronald Lightstone                8/31/98                347,705 shares of               $  500,000
                                                              Common Stock (10)
---------------------------- -------------------------- ----------------------------- --------------------------
     Ronald Lightstone                2/4/98                 400,000 shares of                   (11)
                                                              Common Stock (11)
---------------------------- -------------------------- ----------------------------- --------------------------
     Ronald Lightstone               11/16/98                 47,288 shares of               $   34,000
                                                              Common Stock (12)
---------------------------- -------------------------- ----------------------------- --------------------------
     Ronald Lightstone               12/31/98             347,705 shares of Common               (13)
                                                                  Stock (13)
---------------------------- -------------------------- ----------------------------- --------------------------
       Elkes Limited                  8/31/98                1,738,526 shares of             $2,500,000
        Partnership                                           Common Stock (14)
---------------------------- -------------------------- ----------------------------- --------------------------
       Elkes Limited                 11/16/98                212,796 shares of               $  153,000
        Partnership                                           Common Stock (15)
---------------------------- -------------------------- ----------------------------- --------------------------
       Elkes Limited                 12/31/98            1,738,526 shares of Common              (16)
        Partnership                                               Stock (16)
---------------------------- -------------------------- ----------------------------- --------------------------
       Elkes Limited                 12/31/98              320,000 shares of Common          $  250,000
        Partnership                                              Stock (17)
---------------------------- -------------------------- ----------------------------- --------------------------
       Gorman Limited                 8/31/98                1,738,526 shares of             $2,500,000
        Partnership                                           Common Stock (18)
---------------------------- -------------------------- ----------------------------- --------------------------
       Gorman Limited                11/16/98                212,795 shares of               $  153,000
        Partnership                                           Common Stock (19)
---------------------------- -------------------------- ----------------------------- --------------------------


---------------------------- -------------------------- ----------------------------- --------------------------
       Gorman Limited                12/31/98             1,738,526 shares of Common             (20)
        Partnership                                               Stock(20)
---------------------------- -------------------------- ----------------------------- --------------------------
       Gorman Limited                11/16/98              320,000 shares of Common          $  250,000
        Partnership                                               Stock(21)
---------------------------- -------------------------- ----------------------------- --------------------------


(1) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Stock Purchase Agreement. See Item 4 herein.

(2) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Securities Purchase Agreement. See Item 4 herein.

(3) Media Equities acquired the securities of the Issuer in a private placement pursuant to the First Securities Purchase Agreement. See Item 4 herein.

(4) Media Equities acquired the securities of the Issuer in a private placement pursuant to the Second Securities Purchase Agreement. See Item 4 herein.

(5) Media Equities acquired securities of the Issuer as payment of the stock portion of the consulting fee pursuant to the Consulting Agreement. See
     Item 4 herein.

(6) Media Equities acquired securities of the Issuer as payment of a guaranty fee. See Item 4 herein.

(7) Media Equities acquired securities as payment of accrued dividends on Preferred Stock (in lieu of cash payments). See Item 4 herein.

(8) Media Equities acquired securities as payment of the cash portion of the consulting fee pursuant to the Consulting Agreement (in lieu of receiving cash). See Item 4 herein.

(9) Media Equities acquired securities as payment of accrued dividends on Preferred Stock (in lieu of cash payments). See Item 4 herein.

(10) Ronald Lightstone acquired securities of the Issuer in a private placement pursuant to the First Elkes/Gorman/Lightstone Stock Purchase Agreement. See
     Item 4 herein.

(11) Ronald Lightstone acquired securities of the Issuer pursuant to his employment agreement. Not all of these shares have vested. As of the date of this filing 200,000 of such shares have vested and 22,222 will vest within the next 60 days. See Item 4 herein.

(12) Ronald Lightstone acquired securities of the Issuer in a private placement pursuant to the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(13) As provided for in the Second Elkes/Gorman/Lightstone Purchase Agreement, Ronald Lightstone acquired securities of the Issuer to effect the adjustment of the purchase price of shares of Common Stock acquired by Mr. Lightstone under the First Elkes/Gorman/Lightstone Purchase Agreement. See
     Item 4 herein.

(14) ELP acquired securities of the Issuer in a private placement pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(15) ELP acquired securities of the Issuer in a private placement pursuant to the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(16) As provided for in the Second Elkes/Gorman/Lightstone Purchase Agreement, ELP acquired securities of the Issuer to effect the adjustment of the purchase price of shares of Common Stock acquired by ELP under the First Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(17) On December 31, 1998, ELP purchased from the Issuer 320,000 shares of Common Stock for $250,000.

(18) GLP acquired securities of the Issuer in a private placement pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(19) GLP acquired securities of the Issuer in a private placement pursuant to the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(20) As provided for in the Second Elkes/Gorman/Lightstone Purchase Agreement, GLP acquired securities of the Issuer to effect the adjustment of the purchase price of shares of Common Stock acquired by ELP under the first Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

(21) On December 31, 1998, GLP purchased from the Issuer 320,000 shares of Common Stock for $250,000.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         (a) Media Equities is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the securities of the Issuer held by Media Equities is vested in its members - Apollo, H.A.M. Media and Ronald Lightstone.

         (b) Apollo is a limited liability company established and governed by the Limited Liability Company Act of the State of Connecticut and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by Apollo through its interest in Media Equities is vested in the members of Apollo. The members of Apollo are Terrence A. Elkes and Kenneth F. Gorman.

         (c) H.A.M. Media is a limited liability company established and governed by the Limited Liability Company Law of the State of New York and an Operating Agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock of the Issuer held by H.A.M. Media through its interest in Media Equities is vested in the members of H.A.M. Media. The members of H.A.M. Media are John T. Healy and Bruce Maggin.

         (d) The reporting persons acquired certain securities of the Issuer in a private placement pursuant to the Stock Purchase Agreement, among the Issuer, Media Equities, Michael Viner ("Viner") and Deborah Raffin ("Raffin"). See Item 4.

         (e) The reporting persons acquired certain securities of the Issuer held by Viner and Raffin, pursuant to the Securities Purchase Agreement among Media Equities, Viner and Raffin. See
                  Item 4.

         (f) Concurrently with the initial closing under the Stock Purchase Agreement, Media Equities entered into a shareholders voting agreement (the "Shareholders Voting Agreement") dated March 27, 1997, among Media Equities, Viner and Raffin (Viner and Raffin, together, "Viner") pursuant to which Viner has agreed to vote, and to use his reasonable best efforts to cause all of his affiliates to vote, all of the shares of Common Stock of the Issuer beneficially owned thereby and entitled to vote thereon for the election of the requisite number of director designees of Media Equities then required pursuant to Section
                  6.3 or 7.2 of the Stock Purchase Agreement, and to take all actions to cause the election of such designees, including seeking the resignation of current directors of the Issuer. See Item 4.

         (g) Pursuant the Stock Purchase Agreement, Media Equities entered into a three-year consulting agreement (the "Consulting Agreement"), dated as of April 1, 1997, between Media Equities and the Issuer, pursuant to which Media Equities will provide substantial general management consulting advice relating to the business of Media Equities, in exchange for which the Issuer will pay to Media Equities annual compensation in the amount of $300,000 per year as follows: $200,000 in cash payable quarterly in advance and $100,000 in Common Stock of the Issuer valued at current market value on the date of payment, payable quarterly in arrears. See Item 4.

         (h) Pursuant to the Stock Purchase Agreement, Media Equities was also granted registration rights under a registration rights agreement (the "Registration Rights Agreement"), dated March 27, 1997 among the Issuer, Media Equities, Viner and Raffin. Pursuant to the Registration Rights Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission, by not later than July 31, 1997, one or more registration statements providing, among other things, for the sale by Media Equities or its principal, of the shares of Common Stock issuable upon exercise of the Warrants, upon conversion of the Series B Preferred Stock and Series C Preferred Stock and upon issuance of the shares of Common Stock pursuant to the Consulting Agreement. See Item 4.

         (i) Pursuant to the Securities Purchase Agreement, Media Equities was also granted the right of first refusal to purchase shares of Common Stock owned by Viner and Raffin, either privately or in market sales. See Item 4.

         (j) Pursuant to the Securities Purchase Agreement, Viner and Raffin assigned all of their rights under the Registration Rights Agreement to Media Equities. See Item 4.

         (k) On August 15, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement, dated August 15, 1997 (the "First Securities Purchase Agreement") between Media Equities and Howard Gittis ("Gittis") pursuant to which Media Equities purchased from Gittis (i) Warrants to purchase 50,000 shares of Common Stock and (ii) 100 shares of Series C Preferred Stock.

         (l) On August 22, 1997, Media Equities consummated the transactions contemplated by a Securities Purchase Agreement dated August 22, 1997 (the "Second Securities Purchase Agreement") between Media Equities and Al Bussen ("Bussen"), pursuant to which Media Equities purchased from Bussen (i) Warrants to purchase 125,000 shares of Common Stock and (ii) 250 shares of Series C Preferred Stock, of the Issuer.

         (m) Ronald Lightstone acquired certain shares of Common Stock from the Issuer pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4.

         (n) Pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Stock Purchase Agreement, ELP, GLP and Mr. Lightstone were granted registration rights. The Issuer has agreed to prepare and file with the Securities and Exchange Commission, one or more registration statements providing, among other things, for the sale by ELP, GLP or Mr. Lightstone, the shares of Common Stock purchased under such agreements. See Item 4.

         (o) ELP is a limited partnership established and governed by the limited partnership laws of the State of Delaware and a partnership agreement. Pursuant to such agreement, voting and investment power over the securities of the Issuer held by ELP is vested in its managing general partner - Terrance Elkes. ELP, as assignee of Apollo, acquired shares of Common Stock from the Issuer pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.


         (p) GLP is a limited partnership established and governed by the law of the State of Delaware and a partnership agreement. Pursuant to such agreement, voting and investment power over he securities of the Issuer help by GLP is vested in its managing general partner - Kenneth Gorman. GLP, as assignee of Apollo acquired shares of Common Stock from the Issuer pursuant to the First Elkes/Gorman/Lightstone Purchase Agreement and the Second Elkes/Gorman/Lightstone Purchase Agreement. See Item 4 herein.

         (q) Ronald Lightstone acquired certain shares of common stock from the Issuer pursuant to his employment agreement. See Item 4.

         (r) Except for the circumstances discussed or referred to in paragraphs (a) through (l) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit 1 - Stock Purchase Agreement, dated March 27, 1997, among Dove Entertainment, Inc., a California corporation, Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin, Incorporated by reference herein from the Schedule 13-D dated March 28, 1997.

         Exhibit 2 - Stockholders Voting Agreement, dated March 27, 1997, among Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin incorporated by reference herein from the Schedule 13-D dated March 28, 1997.

         Exhibit 3 - Securities Purchase Agreement, dated June 10, 1997, among Media Equities International, LLC, a New York limited liability company, Michael Viner and Deborah Raffin, incorporated by reference herein from the Issuer's Form 8-K filed June 25, 1997.

         Exhibit 4 - Securities Purchase Agreement, dated August 15, 1997, between Media Equities International, LLC a New York limited liability company and Howard Gittis, incorporated by reference herein from Amendment No. 2 to
Schedule 13-D filed September 11, 1997.

         Exhibit 5 - Securities Purchase Agreement, dated August 22, 1997, between Media Equities International, LLC a New York limited liability company and Al Bussen incorporated by reference herein from the Amendment No. 2 to
Schedule 13-D filed September 11, 1997.

         Exhibit 6 - Stock Purchase Agreement, dated as of July 30, 1998. among NewStar Media Inc., Apollo Partners, LLC and Ronald Lightstone, incorporated by reference herein from Amendment No. 3 to Schedule 13-D filed December 16, 1998.

         Exhibit 7 - Stock Purchase Agreement, dated as of November 12, 1998, among NewStar Media Inc., Apollo Partners, LLC and Ronald Lightstone, incorporated by reference herein from Amendment No. 3 to Schedule 13-D filed December 16, 1998.

         Exhibit 8 - Agreement of Limited Partnership of Elkes Limited Partnership dated as of August 28,1998, incorporated by reference herein from Amendment No. 3 to Schedule 13-D filed December 16, 1998.

         Exhibit 9 - Agreement of Limited Partnership of Gorman Limited Partnership dated as of August 28,1998, incorporated by reference herein from Amendment No. 3 to Schedule 13-D filed December 16, 1998.

         Exhibit 10 - Agreement that Schedule 13D is being filed on behalf of Media Equities, Apollo, H.A.M. Media, Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin, John T. Healy, and Ronald Lightstone. See statement below.

         Pursuant to Rule 13d-1(k)(1) this Schedule 13D is being filed on behalf of each of Media Equities, Apollo, H.A.M. Media, Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin, John T. Healy, Ronald Lightstone, Elkes Limited Partnership and Gorman Limited Partnership. By their signatures on this Schedule 13D, each of Media Equities, Apollo, H.A.M. Media, Terrence A. Elkes, Kenneth F. Gorman, Bruce Maggin, John T. Healy, Ronald Lightstone, Elkes Limited Partnership and Gorman Limited Partnership agrees for itself or himself, that this Schedule 13D is filed on behalf of each of them.





                         [SIGNATURES ON FOLLOWING PAGE]

Signature



         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.



Date: January 8, 1999



MEDIA EQUITIES INTERNATIONAL, LLC





By: /s/ RONALD LIGHTSTONE

Name: Ronald Lightstone

Title:  Member



APOLLO PARTNERS LLC





By: /S/ KENNETH F. GORMAN

Name: Kenneth F. Gorman

Title:  Member




/S/ TERRENCE A. ELKES
----------------------------------------
Terrence A. Elkes




/S/ KENNETH F. GORMAN
----------------------------------------
Kenneth F. Gorman

H.A.M. MEDIA GROUP LLC



By: /S/ BRUCE MAGGIN

Name: Bruce Maggin

Title: Vice President


/S/ BRUCE MAGGIN
---------------------------------------
Bruce Maggin


/S/ JOHN T. HEALY
----------------------------------------
John T. Healy


/S/ RONALD LIGHTSTONE
----------------------------------------
Ronald Lightstone



ELKES LIMITED PARTNERSHIP





By: /S/ TERRENCE A. ELKES

Name: Terrence A. Elkes

Title: Managing General Partner





GORMAN LIMITED PARTNERSHIP





By: /S/ KENNETH F. GORMAN

Name: Kenneth F. Gorman

Title: Managing General Partner



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).